[DECHERT LLP LETTERHEAD]

May 6, 2015

Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Tekla World Healthcare Fund
File Nos. 333-202638; 811-23037

Dear Ms. Rossotto:

We are writing in response to comments provided on April 9, 2015 with respect to a registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on March 10, 2015 on behalf of Tekla World Healthcare Fund (“Trust”), a closed-end investment company. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Trust, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Prospectus

Prospectus Summary

Comment 1.    Given that the term “World” is in the Trust’s name, please expressly describe how the Trust will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Trust could include a policy that, under normal market conditions, it will invest significantly (i.e., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Trust would invest at least 30% of its assets) in companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S.

Response 1.   Trust has included a policy that, under normal market conditions, it will invest at least 40% of its assets in companies organized or located outside the United States or companies that do a substantial amount of business outside the United States.

Karen Rossotto
May 6, 2015

Comment 2.   On the Cover Page, in the third paragraph, the disclosure states, “The Trust will not invest more than 20% of its Managed Assets . . . in convertible securities . . .” Consider whether disclosure would be clarified by revising this and similar statements elsewhere in the prospectus to state the policy in the affirmative, rather than the negative. Thus, the quoted sentence could be revised to read, “The Trust may invest up to 20% of its managed assets in convertible securities.”

Response 2.    The disclosure has been revised accordingly.

Comment 3.   With regard to the Trust’s investments in convertible securities, please confirm to us whether the Trust will invest in contingent convertible securities.

Response 3.    The Trust does not currently intend to invest in contingent convertible securities.

Comment 4.   On page 1, in Investment Objective and Strategies, it states “[u]nder normal market conditions, the Trust expects to invest at least 80% of its Managed Assets     . . . in U.S. and non-U.S. companies engaged in the healthcare industry . . . including equity securities, debt securities, and pooled investment vehicles [emphasis added].” Please describe here the types of pooled investment vehicles the Trust will invest in as a principal investment strategy. If the Trust will invest in private funds, please indicate any limitations imposed by the Trust on such investments.

Response 4.    The disclosure has been revised to delete the inclusion of pooled investment vehicles in the Trust’s 80% policy.

Comment 5.   Also in this section, please disclose the Trust’s intent to concentrate in the healthcare industry, or group of industries comprising the healthcare sector, as appropriate (this disclosure should describe the fund’s policy to concentrate in an industry or group of industries as described in the Investment Company Act of 1940).

Response 5.    The disclosure has been revised accordingly.

Comment 6.   The Cover Page describes a series of derivatives and other instruments the Trust may use to obtain leverage, including “credit default, index, basis, total return, volatility and currency” swaps. However, the discussion in Leverage, on page 5, does not disclose the Trust’s use of these specific derivatives. Please disclose each type of derivative the Fund uses as a principal investment strategy to obtain leverage in this section. In addition, please confirm to us that to the extent the Trust acts as the seller in credit default swap agreements, the Trust will cover the full notional amount of the transaction.

Karen Rossotto
May 6, 2015

Response 6.    The Trust currently intends to invest in options as part of its principal investment strategy and may invest in other derivatives, including swaps, as part of its additional investment strategy or to a greater extent in the future.  Accordingly, we believe the current disclosure is appropriate.  We confirm that to the extent that the Trust as a seller in a credit default swap arrangement, the Trust will cover the full notional amount of the transaction.

Comment 7.      In Risk Considerations, Foreign Securities Risk, in the first line of the first full paragraph on page 18, it states that “[t]he Trust may invest in securities of issuers located in emerging countries (“Emerging Markets”).” Please move this line to Investment Objectives and Strategies, and define the term “Emerging Markets” in that section.

Response 7.   The disclosure has been revised accordingly.

Comment 8.         In Derivatives Risk on pp. 20-21, please tailor the disclosure to focus on the risks associated with the specific derivatives the Trust uses as a principal investment strategy. In general, please review the adequacy of the disclosure concerning derivatives throughout the registration statement, and make appropriate revisions, in light of the observations set forth in the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici07010.pdf).

Response 8.   The disclosure has been revised accordingly.

Comment 9.     On page 25, in Leverage Risk, it states that “when the Trust uses financial leverage, the investment advisory fees payable to the Investment Adviser will be higher than if the Trust did not use leverage.” Please disclose here, or at an otherwise appropriate place within the Prospectus, that this presents a conflict of interest as the Investment Adviser determines the Trust’s use of leverage.

Response 9.     The disclosure has been revised accordingly.

Comment 10.         In general, in Risk Considerations, please disclose the risks of each of the Trust’s principal investments, including the risks associated with short sales, specific pooled investment vehicles (e.g., ETFs), preferred stock and warrants and rights.

Response 10.          The disclosure has been revised accordingly.

Karen Rossotto
May 6, 2015

Trust Expenses

Comment 11.   In regard to the line item Offering Expenses Borne by the Trust, please clarify that these expenses are indirectly borne by the Common Shareholders.

Response 11.    The disclosure has been revised accordingly.

Comment 12.   The prospectus indicates, e.g., on page 5, that the Trust, will invest in other investment companies. If the expenses incurred indirectly by the Fund as a result of its investments in other investment companies exceed 0.01 percent (one basis point) of average net assets, please add the line item, “Acquired Fund Fees and Expenses,” to the fee table with an estimate of the expenses. If there are expenses of one basis point or less, please confirm that these amounts are included in the calculation of “Other Expenses.” See Instruction 10.a. to Item 3 of Form N-2.

Response 12.    We hereby confirm that the acquired fund fees and expenses are expected to be one basis point or less and therefore included in the calculation of “Other Expenses.”

Investment Techniques

Comment 13.   In general, please revise the disclosure in this section to focus on the securities the Trust uses as its principal investments. Non-principal investments should be clearly distinguished as being non-principal and should be of lesser prominence; for example, disclosure concerning these securities could be included at the end of this section.

Response 13.    Principal investments (e.g., equity securities, foreign securities and convertible securities) are discussed at the beginning of the Investment Techniques section.  Non-principal investments appear at the end of this section following the principal investments.

Comment 14.   On page 33, in Foreign Securities, it states that [t]he Trust may invest in foreign securities which take the form of sponsored and unsponsored ADRs, GDRs, EDRs or other similar instruments. . . .” If Depositary Receipts are a principal investment of the Trust, disclose so in the Prospectus Summary along with associated risks.

Response 14.    The disclosure has been revised accordingly.

Karen Rossotto
May 6, 2015

Portfolio Management

Comment 15.   Please disclose that each member of the Trust’s portfolio management team is jointly and primarily responsible for management of the Trust.

Response 15.    We respectfully acknowledge your comment; however, we believe that the existing disclosure is accurate and consistent with the requirements of Form N-2.

Statement of Additional Information

Comment 16.   On page 23, in Investment Restrictions, please disclose the Trust’s concentration policy.

Response 16.    The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526.  Thank you.

Sincerely,

/s/ Allison M. Fumai

Allison M. Fumai
Partner